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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 AND 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2004
Commission File Number: 000-49946

Alamos Gold Inc.
(Translation of registrant's name into English)

Suite 1503, 110 Yong Street
Toronto, Ontario, Canada M5C 1T4
(Address of principal executive offices)

Suite 1400 – 400 Burrard Street
Vancouver, British Columbia, Canada V7X 1A6
(Former Name or Former Address, if Changed Since Last Report)

1. Press release, 6/25/2004
2. Report on voting results, 6/25/2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F...... **Form 40-F..XXX**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... **No ..XXX...**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SEC 1815 (11-2002)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Suite 1503, 110 Yonge Street
Toronto, Ontario
Canada   M5C 1T4



Alamos Gold Inc.

Telephone: (416) 368-9932
Facsimile: (416) 368-2934

Email: info@alamosgold.com

Website: www.alamosgold.com
Trading Symbol: AGI (TSX Venture)

Friday, June 25, 2004

Alamos Gold Inc. Announces Grant of Stock Options

Alamos Gold Inc. (the "Company") has granted incentive stock options to certain directors, senior officers and employees to purchase up to a total of 1,010,000 common shares in the capital of the Company at a price of $2.25 per share. The options granted to directors and senior officers are exercisable for a five year period, and options granted to employees are exercisable for a three year period.

For further information about Alamos Gold Inc., please visit our website at www.alamosgold.com or contact:

<table>
<tr><td>John A. McCluskey</td><td>Victoria Vargas de Szarzynski</td></tr>
<tr><td>President and Chief Executive Officer</td><td>Investor Relations</td></tr>
<tr><td>Tel: 416-368-9932 x203</td><td>Tel: 416-368-9932 x201</td></tr>
<tr><td>Fax: 416-368-2934</td><td>Fax: 416-368-2934</td></tr>
<tr><td>Email: jmccluskey@alamosgold.com</td><td>Email: vvargas@alamosgold.com</td></tr>
</table>

_____



Suite 1503, 110 Yonge Street
Toronto, Ontario
Canada M5C 1T4

Alamos Gold Inc.

Telephone: (416) 368-9932
Facsimile: (416) 368-2934

Email: info@alamosgold.com

Website: www.alamosgold.com
Trading Symbol: AGI (TSX Venture)

June 25, 2004

To: The Securities Commissions of all of the Provinces and Territories of Canada

Report of Voting Results

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual and special meeting of shareholders (the "Meeting") of Alamos Gold Inc. (the "Company") held on June 21, 2004.

Determination of the Number of Directors

According to proxies received and vote by show of hands, the number of directors was determined at five.

Election of Directors

According to proxies received and vote by show of hands, the following persons were elected as directors of the Company until the next annual meeting:

John McCluskey
Richard W. Hughes
James McDonald
Leonard Harris
Alan Richard Hill

Appointment of Auditors

According to proxies received and vote by show of hands, De Visser Gray was re-appointed as the Company's auditor and the directors were authorized to fix the auditor's remuneration.

Replacement of Old Articles and Amendment to the Notice of Articles

According to the proxies received and vote by show of hands, the new articles were adopted and the amendment to the Notice of Articles approved.

Amendment to Stock Option Plan

Prior to the commencement of the Meeting, the Company decided to withdraw the motion to approve an amendment to the Company's stock option plan.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALAMOS GOLD INC.
(Registrant)

June 25, 2004	By: /s/ Sharon L. Fleming
Date	Sharon L. Fleming
	Corporate Secretary